DEL AM
Campbell Strategic Allocation Fund, L.P.
and
Campbell Classic Trend Fund, L.P.
2850 Quarry Lake Drive
Baltimore, Maryland 21209
December 30, 2009
Securities and Exchange Commission
Washington DC 20549-7010
Attention: Mr. Tom Kluck, Branch Chief, Division of Corporation Finance

Re:	Registration Statement on Form S-1 Number 333-163835 (the “Registration Statement”) filed December 18, 2009 by Campbell Strategic Allocation Fund, L.P. and Campbell Classic Trend Fund, L.P. (the “Registrants”)
Ladies and Gentlemen:
     The Registrants hereby amend the Registration Statement to include the following language on the cover page thereof:
REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.
Very truly yours,
Campbell Strategic Allocation Fund, L.P.

By:	Campbell & Company, Inc.,
its General Partner

By:	/s/ Theresa D. Becks, CEO Theresa D. Becks, CEO

Campbell Classic Trend Fund, L.P.

By:	Campbell & Company, Inc.,
its General Partner

By:	/s/ Theresa D. Becks, CEO Theresa D. Becks, CEO